

October 9, 2008

Frederic F. Brace
Executive Vice President and Chief Financial Officer
UAL Corporation
United Air Lines, Inc.
77 W. Wacker Drive
Chicago, Illinois 60601

      Re: UAL Corporation
             United Air Lines, Inc.
             Form 10-K: For the year ended December 31, 2007
             Form 10-Q: For the quarterly period ended June 30, 2008
             Commission file numbers: 001-06033; 001-11355

Dear Mr. Brace:

      We have reviewed your correspondence dated September 26, 2008 and have the following comment. Unless otherwise indicated, we believe you should revise future filings in response to this comment. If you disagree, we will consider your explanation as to why a revision is unnecessary. Please be as detailed as necessary in your explanation. Additionally, we ask you to provide us with further information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please file your response to our comments via EDGAR, under the label "corresp," within ten business days from the date of this letter.

Form 10-K: For the year ended December 31, 2007

Statements of Consolidated Cash Flows, page 72

1.   We note your response to our prior comment 1. Because your receipts and payments of restricted cash for workers' compensation obligations and credit card ticket sales do not meet the definition of investing activities in paragraph 15 of SFAS 95 and directly result from operating activities, we continue to believe that the preferable presentation of changes in your restricted cash balances related to these items is as operating activities in the statements of cash flows. Therefore, we believe such receipts and payments should be classified as operating activities

rather than as investing activities and disagree with your conclusion that such activity should be classified as investing in your statements of cash flow. Your continued assertion that these reserves and deposits are investments is not consistent with the substance of the underlying transactions or with your balance sheet classification or your description of these amounts in your Form 10-K. If you continue to disagree with this presentation and believe your alternative presentation as investing activities is an acceptable method, please disclose in future filings that others in your industry present such amounts as operating activities, your chosen treatment of these changes in balances on your statement of cash flows, and quantify the effect that presentation as investing activities has on your operating and investing cash flow.

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Please contact Theresa Messinese at 202-551-3307 or the undersigned at 202-551-3380 with any questions.

Sincerely,

Lyn Shenk
Branch Chief